UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2009	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Second Quarter Fiscal Year 2009

Havant, UK — June 24, 2009 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the second fiscal quarter ended May 31, 2009.  Revenues for the second quarter were $194.7 million, a decrease of 26.9% compared to revenues of $266.5 million for the same period last year.

For the second quarter, GAAP net loss was $9.6 million, or $0.33 per share, compared to GAAP net income of $2.2 million, or $0.07 per share, in the same period last year. Non-GAAP net loss was $6.7 million, or $0.23 per share, compared to non-GAAP net income of $4.6 million, or $0.15 per share, in the same quarter a year ago (1).

Gross profit margin in the first quarter was 12.9%, compared to 15.3% in the same period last year due to the reduction in Storage Infrastructure revenues and a change in the sales mix of Networked Storage Solutions products.

Revenues from our Networked Storage Solutions products were $184.3 million as compared to $232.6 million in the same quarter a year ago, a decrease of 20.8%. Gross profit margin in the Networked Storage Solutions business was 12.7% as compared to 14% a year ago. Revenues from our Storage Infrastructure products were $10.5 million as compared to $33.9 million in the same quarter a year ago, a decrease of 69%. Gross profit margin in the Storage Infrastructure business was 18% as compared to 24.9% a year ago.

“Though the global economic environment has continued to pose some challenging business conditions, we are starting to see some positive indications that our customers are experiencing signs of market demand stabilization. We continue to work with our customers in ensuring we are executing effectively in meeting their product demand and technology requirements,” said Steve Barber, CEO of Xyratex. “I was satisfied with the actions taken in reducing expenses through the quarter and remain focused on demand creation and expense management as we enter the second half of the fiscal year. I believe we have taken the right actions to position ourselves for growth within the markets we serve.”

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, June 24, 2009 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 362-4829 in the United States and +1 (617) 597-5346 outside of the United States, passcode 98217287. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through July 1, 2009 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 41824971.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as restructuring costs, the impairment of goodwill and valuation allowance against a deferred tax asset, (d) the related tax effects and (e) the effect of changes in exchange rates on the income tax expense. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the impairment of goodwill and the valuation allowance against the deferred tax asset are non-recurring,  non-cash and are not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$184,257	$232,594	$349,982	$420,370
Storage Infrastructure	10,482	33,861	28,642	63,139
Total revenues	194,739	266,455	378,624	483,509

Cost of revenues	169,540	225,736	332,533	410,019
Gross profit:
Networked Storage Solutions	23,469	32,632	41,858	60,231
Storage Infrastructure	1,892	8,420	4,660	13,946
Equity compensation	(162)	(333)	(427)	(687)
Total gross profit	25,199	40,719	46,091	73,490
Operating expenses:
Research and development	17,512	21,613	36,259	40,892
Selling, general and administrative	14,833	15,673	28,660	30,652
Amortization of intangible assets	1,011	1,158	1,977	2,537
Restructuring costs	1,099	—	4,215	—
Total operating expenses	34,455	38,444	71,111	74,081
Operating income (loss)	(9,256)	2,275	(25,020)	(591)
Interest income, net	25	368	85	1,267
Income (loss) before income taxes	(9,231)	2,643	(24,935)	676
Provision for income taxes	412	399	836	651
Net income (loss)	$(9,643)	$2,244	$(25,771)	$25

Net earnings (loss) per share:
Basic	$(0.33)	$0.08	$(0.88)	$0.00
Diluted	$(0.33)	$0.07	$(0.88)	$0.00

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,462	29,242	29,349	29,184
Diluted	29,462	30,039	29,349	29,893

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2009	2008
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$27,223	$28,013
Accounts receivable, net	103,066	140,879
Inventories	102,148	128,183
Prepaid expenses	2,690	2,746
Deferred income taxes	1,000	1,000
Other current assets	2,590	4,430
Total current assets	238,717	305,251
Property, plant and equipment, net	48,122	47,229
Intangible assets, net	9,185	11,162
Deferred income taxes	8,709	9,545
Total assets	$304,733	$373,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$75,818	$111,295
Employee compensation and benefits payable	7,904	9,745
Deferred revenue	4,927	8,386
Income taxes payable	2,612	2,573
Foreign currency contracts	2,310	13,266
Other accrued liabilities	10,870	14,333
Total current liabilities	104,441	159,598
Long-term debt	—	—
Total liabilities	104,441	159,598

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 29,462 and 29,146 issued and outstanding	294	291
Additional paid-in capital	367,788	366,067
Accumulated other comprehensive loss	(2,853)	(13,603)
Accumulated deficit	(164,937)	(139,166)
Total shareholders’ equity	200,292	213,589
Total liabilities and shareholders’ equity	$304,733	$373,187

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended,
	May 31,	May 31,
	2009	2008
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(25,771)	$25
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	9,062	7,089
Amortization of intangible assets	1,977	2,537
Non-cash equity compensation	2,472	4,176
Loss on sale of assets	—	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	37,813	(22,945)
Inventories	26,035	(48,691)
Prepaid expenses and other current assets	1,896	279
Accounts payable	(35,477)	60,820
Employee compensation and benefits payable	(1,841)	(2,362)
Deferred revenue	(3,459)	(5,191)
Income taxes payable	39	130
Deferred income taxes	1	(72)
Other accrued liabilities	(3,669)	1,784
Net cash provided by (used in) operating activities	9,078	(2,421)

Cash flows from investing activities:
Investments in property, plant and equipment	(9,955)	(11,578)
Net cash used in investing activities	(9,955)	(11,578)

Cash flows from financing activities:
Repurchases of common shares	—	(3,101)
Proceeds from issuance of shares	87	1,010
Net cash provided by (used in) financing activities	87	(2,091)
Change in cash and cash equivalents	(790)	(16,090)
Cash and cash equivalents at beginning of period	28,013	70,678
Cash and cash equivalents at end of period	$27,223	$54,588

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2009	2008	2009	2008
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$(9,643)	$2,244	$(25,771)	$25

Amortization of intangible assets	1,011	1,158	1,977	2,537
Equity compensation	942	1,976	2,472	4,176
Restructuring costs	1,099	—	4,215	—
Tax effect of non-GAAP adjustments	(114)	(900)	(383)	(1,973)
Effect on deferred tax of changes to UK tax rates and exchange rates	—	82	—	544

Non-GAAP net income (loss)	$(6,705)	$4,560	$(17,490)	$5,309

Summary Reconciliation Of Diluted GAAP Income (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$(0.33)	$0.07	$(0.88)	$0.00

Amortization of intangible assets	0.03	0.04	0.07	0.09
Equity compensation	0.03	0.07	0.08	0.14
Restructuring costs	0.04	—	0.14	—
Tax effect of other non-GAAP adjustments	(0.00)	(0.03)	(0.01)	(0.07)
Effect on deferred tax of changes to UK tax rates and exchange rates	—	0.00	—	0.02

Diluted non-GAAP earnings (loss) per share	$(0.23)	$0.15	$(0.60)	$0.18

Summary Of Equity Compensation

Cost of revenues	162	333	427	687
Research and development	317	639	827	1,347
Selling, general and administrative	463	1,004	1,218	2,142

Total equity compensation	942	1,976	2,472	4,176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: June 24, 2009	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer